SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT No. 3)

Under the Securities Exchange Act of 1934

R.H. DONNELLEY CORPORATION
(Name of Issuer)

Shares of Common Stock, par value $1.00 per share
(Title of Class of Securities)

74955W109
(CUSIP NUMBER)

Fir Tree Partners
535 Fifth Avenue
31st Floor
New York, New York 10017
Tel. No.: (212) 599-0090
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4675
(214) 969-2800

May 16, 2000
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

__________________________________________________________________________

CUSIP No. 74955W109	13D/A

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Fir Tree, Inc. d/b/a Fir Tree Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)  (b) 
3		SEC USE ONLY
4		SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) Not Applicable	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,255,320
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,255,320
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,255,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14		TYPE OF REPORTING PERSON CO, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

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AMENDMENT NO. 3 to SCHEDULE 13D

          This Amendment No. 3 to Schedule 13D is being filed on behalf of Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners ("Fir Tree Partners"), and Mr. Jeffrey Tannenbaum ("Mr. Tannenbaum"), the sole shareholder, executive officer, director, and principal of Fir Tree Partners, as an amendment to the statement on Schedule 13D, relating to shares of common stock, par value $1.00 per share (the "Common Stock"), of R.H. Donnelley Corporation (the "Issuer"), as filed with the Securities and Exchange Commission (the "Commission") on August 6, 1998, and amended by Amendment No. 1 to Schedule 13D filed with the Commission on October 12, 1999 and Amendment No. 2 to Schedule 13D filed with the Commission on November 29, 1999 (the "Amended Schedule 13D"). The Amended Schedule 13D is hereby amended and supplemented as follows:

Item 4.   Purpose of the Transaction

          Item 4 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

          Fir Tree Partners and Mr. Tannenbaum sold shares of Common Stock for portfolio investment purposes, and do not otherwise have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Fir Tree Partners and Mr. Tannenbaum reserve the right to consider or make additional plans and/or proposals in the future. Fir Tree Partners and Mr. Tannenbaum reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors. Fir Tree Partners may contact the Issuer and/or other shareholders regarding potential strategies to increase shareholder value. Other than as described above, neither Fir Tree Partners nor Mr. Tannenbaum has present plans or proposals which would result in or relate to any matters listed in subparagraphs (a) - (j) of Item 4 of the Special Instructions For Complying With Schedule 13D.

Item 5.   Interest in Securities of the Issuer

          Item 5 of the Amended Schedule 13D is hereby amended by amending and restating Items 5(a) and (c) and adding Item 5(e) as follows:

          (a)   As of July 13, 2000, Fir Tree Partners and Mr. Tannenbaum are beneficial owners of 1,255,320 shares of Common Stock of the Issuer or 3.9% of the shares outstanding. The 1,255,320 shares described above are beneficially owned by Fir Tree Partners and Mr. Tannenbaum for the account of the Fir Tree Value Fund, Fir Tree Institutional or Fir Tree LDC, as the case may be.

          The number of shares beneficially owned by Fir Tree Partners and Mr. Tannenbaum and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Fir Tree Partners and Mr. Tannenbaum on July 13, 2000, is based on 32,114,121 outstanding shares of Common Stock as of May 1, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Commission on May 12, 2000.

          (c)   The transactions in the Issuer's securities by Fir Tree Partners during the last sixty days are listed on Annex A attached hereto and made a part hereof.

          (e)   Fir Tree Partners ceased to be the beneficial owner of more than 5% of the Common Stock on July 6, 2000.

Item 7.   Material to be Filed as Exhibits

          Item 7 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

          Not Applicable.

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ANNEX A

Transaction Date	Buy/Sell	Quantity (shares)	Price per Share ($)
7/13/00	Sell	267,500	18.75
7/10/00	Sell	50,000	19
7/7/00	Sell	25,000	19.25
7/6/00	Sell	50,000	19.5625
7/6/00	Sell	30,000	19.6265
7/5/00	Sell	1,600	19.2422
7/3/00	Sell	176,000	19.2635
7/3/00	Sell	151,000	19.25
6/29/00	Sell	103,600	19
6/28/00	Sell	25,000	19.125
6/28/00	Sell	25,000	19.0625
6/27/00	Sell	100,000	19
6/27/00	Sell	50,000	18.9375
6/21/00	Sell	50,300	18.8125
6/20/00	Sell	35,000	18.8393
6/19/00	Sell	10,000	18.5313
6/15/00	Sell	4,000	18.5625
6/14/00	Sell	4,600	18.75
6/13/00	Sell	10,000	18.5238
6/12/00	Sell	10,000	18.625
6/8/00	Sell	5,800	18.5
6/6/00	Sell	13,400	19.0378
6/5/00	Sell	5,700	19.3125
6/1/00	Sell	10,000	18.3125
5/31/00	Sell	10,000	18.0625
5/30/00	Sell	10,000	18.0769
5/18/00	Sell	10,000	19.25
5/17/00	Sell	500	19.3125
5/16/00	Sell	100,000	19.4063
5/15/00	Sell	75,000	19.25
5/15/00	Sell	8,200	19.6563
5/15/00	Sell	10,000	19.5156

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SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   July 17, 2000.

Fir Tree, Inc. d/b/a/ Fir Tree Partners

By: /S/ JEFFREY TANNENBAUM ________________________________ JEFFREY TANNENBAUM, President

/S/ JEFFREY TANNENBAUM ___________________________________ Jeffrey Tannenbaum